Exhibit 17
PACIFIC LIFE INSURANCE COMPANY’S
DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION
PROCEDURES FOR POLICIES PURSUANT TO
RULE 26(f)
     This document sets forth the administrative procedures that will be followed by Pacific Life Insurance Company (“Pacific Life”) in connection with the issuance of its Pacific Select Estate Preserver VI Last Survivor Flexible Premium Variable Life Insurance Policy (“Policy”), the transfer of assets held under the Policies, and the redemption by Policy owners of their interests in said Policies.
I. PURCHASE AND RELATED TRANSACTIONS
     A. Premium Schedules and Underwriting Standards
     The Policy is a flexible premium variable life insurance policy. The Policy provides lifetime insurance protection on the lives of the insureds named in the Policy, with a death benefit payable when the last surviving insured dies while the Policy is in force. A Policy owner may elect one of three options to calculate the amount of death benefit payable under the Policy. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy owners, but allow cost of insurance rates to be based upon factors such as age, health or occupation.
     A Policy owner may choose the amount and frequency of premium payments, subject to a minimum of $50 per payment.
     B. Application and Initial Premium Processing
     Upon receipt of a completed application for a Policy, Pacific Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insureds are insurable. This process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. Pacific Life will first become obligated under a Policy when the total initial premium is received or on the date the application is accepted by Pacific Life, whichever is later.
     After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. The Policy Date is usually the date that the Policy is issued. The Policy Date is the date used to determine Policy years, Policy months, and Policy monthly, quarterly, semi-annual and annual anniversaries.
     C. Additional Premium Payments
     The Policy is a flexible premium policy, and it provides flexibility to pay premiums at the Policy owner’s discretion. When applying for a Policy, a Policy owner will determine a planned periodic premium that provides for the payment of level premiums of fixed intervals over a specified period of time. Each Policy owner will receive a premium reminder notice or listbill on either an annual, semi-annual, or quarterly basis (or monthly (listbill only)), at the option of the Policy owner; however, the Policy owner is not required to pay planned periodic premiums.
          Payment of the planned periodic premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy’s accumulated value. Even if planned periodic premiums are paid, the Policy will lapse any time accumulated value less Policy debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $50. Pacific Life also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.
     D. Premium Allocation
     A Policy owner may allocate net premiums among the variable accounts and/or the fixed accounts. When a Policy is issued and all delivery requirements are received at Pacific Life’s Administrative Offices, the Accumulated Value will be automatically allocated according to the Policy owner’s instructions in the application or more recent instructions if any (except for amounts allocated to the Loan Account to secure any Debt). The initial allocation must be made in the application for the Policy. All net premiums are allocated to the Policy owner’s instructions the later of 15 days after the Policy is issued or when all requirements for the Policy to be considered in force are delivered to the Administrative Offices (the Free-Look Transfer Date).
     Additional net premium payments will be allocated among the investment alternatives according to the Policy owner’s instructions (after the Free-Look Transfer Date). A Policy owner may change the allocation of accumulated value by submitting a proper request to Pacific Life’s Administrative Offices.
     Pacific Life reserves the right to limit the amount allocated to the Fixed Accounts to $1,000,000 for net premium payments and $100,000 for loan repayments and transfers during the most recent 12 months for all of a Policy owner’s policies. Any excess over these limits would be transferred to a Policy owner’s other Investment Options according to the Policy owner’s most recent instructions.
     E. Reinstatement
     Pacific Life will reinstate a lapsed Policy (see “Policy Lapsation”, Section III.C. of this document) at any time within five years after the end of the grace period, provided Pacific Life receives the following: (1) a written application of the Policy owner; (2) evidence of insurability satisfactory to Pacific Life for each insured; and (3) payment sufficient, after deduction of premium load, to cover all monthly charges and deductions that were due and unpaid during the grace period, and keep the Policy in force for 3 months following reinstatement.
     When the Policy is reinstated, the accumulated value will be equal to the accumulated value on the date of the lapse subject to the following: (1) if the Policy is reinstated on the monthly payment date next following lapse, any Policy debt on the date of lapse will also be reinstated; (2) if the Policy is reinstated after the first monthly payment date following lapse, the accumulated value will be reduced by the amount of the Policy debt on the date of lapse and no Policy debt will exist on the date of reinstatement, unless the Policy owner requests, in writing, that the Policy debt be reinstated; and (3) no interest on amounts held in Pacific Life’s Loan Account to secure Policy debt will be paid or credited between lapse and reinstatement.
     Reinstatement will be effective as of the monthly payment date on or next following the date of approval by Pacific Life, and accumulated value minus any Policy debt as of the date of reinstatement will be allocated among the variable accounts and the fixed accounts in accordance with the Policy owner’s current premium allocation instructions.

     F. Policy Loans
     A Policy owner may borrow from Pacific Life an amount up to the amount of the accumulated value less 3 times the most recent monthly deduction for policy charges, minus any surrender charge applicable on the date of the loan and less any outstanding Policy debt. The minimum loan that may be taken is $200. A Policy is the only security required for a loan.
     When a Policy owner takes a loan, an amount equal to the loan is transferred out of the Policy owner’s accumulated value in the variable accounts and the fixed accounts on a proportional basis, unless the Policy owner instructs Pacific Life otherwise.
     The interest rate on loans is 2.75% annually for all years. Pacific Life will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual rate of at least 2.5% in all Policy years. The owner may repay all or a part of the loan at any time while the Policy is in force. If not repaid, the Policy debt will reduce the amount of death proceeds paid upon the death of the insured, the cash surrender value paid upon surrender, or the refund of premium upon exercise of the Free-Look Right.
A loan may affect the length of time the Policy remains in force. The Policy will lapse when accumulated value minus Policy debt is insufficient to cover the monthly deduction against the Policy’s accumulated value on any monthly payment date and the minimum payment required is not made during the grace period. Moreover, the Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions.
II. TRANSFER AMONG INVESTMENT OPTIONS
     Transfers are limited to 25 for each calendar year, starting in 2005. If all available transfers have been used, transfer requests will no longer be accepted until the start of the following calendar year. However, a Policy owner may make one transfer of all or a portion of the Policy’s accumulated value remining in the variable investment options into the Money Market investment option prior to the start of the next calendar year. A Policy owner may only make 2 transfers in any calendar month to or from each of the following investment options: American Funds Growth-Income, American Funds Growth, Fidelity VIP Contrafund® Service Class 2, Fidelity VIP Freedom Income Class 2, Fidelity VIP Freedom 2010, Fidelity VIP Freedom 2015, Fidelity VIP Freedom 2020, Fidelity VIP Freedom 2025, Fidelity VIP Freedom 2030, Fidelity VIP Growth Service Class 2, Fidelity VIP Mid Cap Service Class 2 and Fidelity VIP Freedom Value Strategies Service Class 2. Additionally, only 2 transfers in any calendar month may involve any of the following investment options: International Value, International Small-Cap, International Large-Cap, Emerging Markets, BlackRock Global Allocation V.I. Fund Class III, International Growth Service Class or Van Eck Worldwide Hard Assets Fund. For the purposes of applying the limitations, any transfers that occur on the same day are considered one transfer. A transfer of accumulated value from the loan account into the investment options following a loan payment is considered a transfer under these limitations. Transfers into the loan account, or transfers that occur as a result of the dollar cost averaging program, the portfolio rebalancing program, certain corporate owned life insurance policy rebalancing programs, the first year transfer program or an asset allocation program approved by Pacific Life are excluded from the limitations.
     A Policy owner may request a transfer between variable accounts at any time. The Pacific Select Exec Separate Account (the “Separate Account”) is a separate investment account of Pacific Life used to support the variable death benefits and policy values of Pacific Life’s life insurance policies. The Separate Account currently is made up of 61 variable accounts which invest in shares of corresponding portfolios of Pacific Select Fund, BlackRock Variable Series Fund, Inc., Fidelity® Variable Insurance

Products Funds, Janus Aspen Series, Lazard Retirement Series, Inc., Legg Mason Partners Variable Equity Trust, MFS Variable Insurance Trust, Premier VIT, T. Rowe Price Equity Series, Inc. or Van Eck Worldwide Insurance Trust, the investment vehicles of the Separate Account. Each Fund is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company of the series type.
     A Policy owner may allocate accumulated value from the variable accounts to the fixed accounts. However, such a transfer will only be permitted in the Policy month preceding a Policy anniversary. Transfers from the fixed accounts to the variable accounts are also permitted, subject to the following restrictions: (1) the Policy owner may not make more than one transfer from the fixed accounts to the variable accounts in any 12-month period, unless the Policy owner has elected to participate in the First Year Transfer Program service; and, during any 12-month period, (2) the Policy owner may transfer no more than the greater of 25% of the Accumulated Value in the Fixed Account or $5,000 to the Variable Accounts, and no more than the greater of 10% of the Accumulated Value in the Fixed LT Account or $5,000 to the Variable Accounts.
     Pacific Life reserves the right to limit the amount allocated to the Fixed Accounts to $1,000,000 for net premium payments and $100,000 for loan repayments and transfers during the most recent 12 months for all of a Policy owner’s policies. Any excess over these limits would be transferred to a Policy owner’s other Investment Options according to the Policy owner’s most recent instructions.
III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS
     A. Surrender for Net Cash Surrender Value
     A policy owner can choose to surrender the policy and receive net cash surrender value of the policy. The net cash surrender value of a policy equals the accumulated value less surrender charge less policy debt.
     B. Partial Withdrawal
     A Policy owner can make partial withdrawals of the net cash surrender value of the Policy starting on the first Policy anniversary. A partial withdrawal must be for at least $200, and the Policy’s net cash surrender value after the withdrawal must be at least $500.
     If you’ve chosen Death Benefit Option B or Option C, making a withdrawal does not reduce your Policy’s Face Amount. If you’ve chosen Death Benefit Option A, a withdrawal may reduce your Policy’s Face Amount. During each of the first 15 Policy Years you may make one withdrawal of up to the greater of $10,000 or 10% of the Net Cash Surrender Value on the date of the withdrawal without reducing your Policy’s Face Amount. If you withdraw a larger amount, or make additional withdrawals, the Face Amount will usually be reduced by the amount, if any, by which the Face Amount exceeds the result of the Death Benefit immediately before the withdrawal minus the amount of the withdrawal. For Policies with Death Benefit Option A and the Guideline Premium Test election, the Face Amount reduction following a withdrawal may be limited to keep the Guideline Premium Limit greater than zero at all times prior to age 100.

     C. Death Claims
     Upon the death of both insureds, Pacific Life will pay to a named beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy, plus any insurance proceeds provided by rider, reduced by adjustments for any outstanding Policy debt (and, if in the grace period, any overdue charges).
     The death benefit will be the greater of the Guideline Minimum Death Benefit or one of the following three options: (1) Death Benefit Option A — the face amount of the Policy; (2) Death Benefit Option B — the face amount of the Policy plus the accumulated value; or (3) Death Benefit Option C — the face amount of the Policy plus the total premiums paid minus total withdrawals. Because the Guideline Minimum Death Benefit equals specified percentage times the accumulated value, an increase in accumulated value may increase the death benefit. Under Death Benefit Option C, the death benefit could be less than the face amount if the total withdrawals are greater than the total premiums paid.
     The face amount of the Policy may be decreased by the Policy owner. A decrease in face amount may only be made after the first Policy year. Such a change may change the death benefit, depending, among other things, upon the death benefit option chosen by the owner and whether, and the degree to which, the death benefit under a Policy exceeds the face amount prior to the change. A change in the face amount may affect the net amount at risk under a Policy, which may affect a Policy owner’s cost of insurance charge. For these purposes, the net amount at risk is equal to the death benefit less the policy owner’s accumulated value.
     Any request for a change in face amount must be by written application to Pacific Life’s Administrative Offices. A Policy owner may make only one such request per Policy year.
     D. Policy Lapsation
     If the accumulated value less Policy debt of a Policy is insufficient to cover deductions and charges on a monthly payment date, Pacific Life will give written notice to the Policy owner that if the amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the “grace period”), the Policy owner faces a danger of lapse. The Policy will remain in force through the grace period, but if no payment is forthcoming, it will terminate at the end of the grace period. In order to avoid termination, the Policy owner must pay an amount equal to three times the charges and deductions due on the monthly payment date in which the insufficiency occurred, plus premium load.
     If the required payment is made during the grace period, such payment will be allocated among the variable accounts and the fixed accounts in accordance with the Policy owner’s allocation instructions. If the survivor dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges due and any Policy debt.
     A lapsed Policy may be reinstated at any time within five years after the end of the grace period but before the maturity date. See “Reinstatement”, Section I.E. above.
     E. Policy Loans
     See Section I.F. above.